Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of State Street Bank & Trust Company are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of The China Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1998.

Based on this evaluation, we assert that The China Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1998, with respect to securities reflected in the investment accounts of The China Fund, Inc.

State Street Bank & Trust Company

By:
James Ross
________________________





             Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of State Street Bank & Trust Company are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of The China Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 1998.

Based on this evaluation, we assert that The China Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998, with respect to securities reflected in the investment accounts of The China Fund, Inc.

State Street Bank & Trust Company

By:
James Ross
________________________



             Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of State Street Bank & Trust Company are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of The China Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 1998.

Based on this evaluation, we assert that The China Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1998, with respect to securities reflected in the investment accounts of The China Fund, Inc.

State Street Bank & Trust Company

By:
James Ross
________________________

Independent Auditors' Report

To the Board of Director of
The China Fund, Inc.
And
Securities and Exchange Commission:

We have examined management's assertion about The China Fund Inc.'s (the "Company's") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 1998 included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1998 and the period from October 31, 1997 (the date of our last examination) through April 30, 1998, with respect to securities transactions, without prior notice to management (itemize all that apply):

  Reviewed State Street Bank and Trust Company's reconciliation of fund accounting to custody asset holdings to determine the physical location of assets.
  Count and inspection of all securities located in the vault of Hongkong and Shanghai Banking Corporation Limited in Shanghai and Shenzhen;
  Agreement of security purchases and (insert number) security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.
In our opinion, management's assertion that The China Fund, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1998 and for the period from October 31, 1997 through April 30, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of The China Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Boston, Massachusetts
July 24, 1998

Independent Auditors' Report


To the Board of Director of
The China Fund, Inc.
And
Securities and Exchange Commission:

We have examined management's assertion about The China Fund Inc.'s (the "Company's") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 1998 included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998 and the period from April 30, 1998 (the date of our last examination) through July 31, 1998, with respect to securities transactions, without prior notice to management (itemize all that apply):

  Reviewed State Street Bank and Trust Company's reconciliation of fund accounting to custody asset holdings to determine the physical location of assets.
  Count and inspection of all securities located in the vault of Hongkong and Shanghai Banking Corporation Limited in Shanghai and Shenzhen;
  Agreement of security purchases and (insert number) security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.
In our opinion, management's assertion that The China Fund, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 and for the period from April 30, 1998 through July 31, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of The China Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Boston, Massachusetts
October 15, 1998

Independent Auditors' Report

To the Board of Director of
The China Fund, Inc.
And
Securities and Exchange Commission:

We have examined management's assertion about The China Fund Inc.'s (the "Company's") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 1998 included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1998 and the period from July 31, 1998 (the date of our last examination) through October 31, 1998, with respect to securities transactions, without prior notice to management (itemize all that apply):

  Reviewed State Street Bank and Trust Company's reconciliation of fund accounting to custody asset holdings to determine the physical location of assets.
  Count and inspection of all securities located in the vault of Hongkong and Shanghai Banking Corporation Limited in Shanghai and Shenzhen;
  Agreement of security purchases and (insert number) security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.
In our opinion, management's assertion that The China Fund, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1998 and for the period from July 31, 1998 through October 31, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of The China Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Boston, Massachusetts
December 9, 1998